File No. 82-5215

(Summary Translation)

Explanatory Document on Business and Assets

(For the year ended March 31, 2008)

SUPPL

This statement has been prepared and made available for the purpose of public inspection at all business offices of the Company pursuant to Article 46-4 of the Financial Instruments and Exchange Law.

Matsui Securities Co., Ltd.

dw9/29

I. Matters concerning Outline and Organization of the Company

1. Trade Name: Matsui Securities Co., Ltd.

2. Date of Registration and Registered Number

Financial Instruments Firm:
September 30, 2007
(Director General of Kanto Local Finance Bureau (kinsho) No. 164)

3. History and Organization of the Company

(1) History of the Company

Translation omitted.

(2) Organization of the Company



Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President & CEO
Executive Committee
RTGS Preparatory Office
Corporate Services Dept.
Marketing Dept.
Business Development Dept.
System Dept.
System Management Dept.
Customer Support Dept.
Finance Dept.
Corporate Administration Dept.
Compliance Dept.

4. Name of Major Shareholders, and Number of Shares held thereby

Name	Amount of shares (thousands of shares)	The percentage Share of voting rights
Chizuko Matsui	69,700	25.95%
Michio Matsui	31,864	11.86%
Shokosha Ltd.	24,391	9.08%
Maruroku Ltd.	10,692	3.98%
BNY GCM Client Account JPRD AC ISG (FE−AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	7,919	2.95%
Chase Manhattan Bank GTS Clients Account Escrow (Standing proxy: Mizuho Corporate Bank, Limited. Kabutocho Securities Settlement Office)	6,473	2.41%
Michitaro Matsui	4,390	1.63%
Chiaki Matsui	4,390	1.63%
Yuma Matsui	4,390	1.63%
BBH (LUX) for Fidelity Funds−Japan Fund (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	3,947	1.47%

5. Name and Title of Directors and Corporate Auditors

Name	Title
Michio Matsui	President and Chief Executive Officer
Toshimasa Sekine	Director (Director in charge of Corporate Administration Dept. and Compliance Dept.)
Ayumi Sato	Director (General Manager of Customer Support Dept.)
Takashi Moribe	Director (General Manager of RTGS Preparatory Office and Director in charge of Business Development Dept.)
Akihiro Ichimura	Director (General Manager of Corporate Services Dept.)
Kunihiko Sato	Director (General Manager of System Dept. and Director in charge of System Management Dept.)
Akira Warita	Director (Director in charge of Marketing Dept.)
Shinichi Uzawa	Director (General Manager of Finance Dept.)
Yukihiro Yabuki	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Norio Igarashi	Corporate Auditor
Toshihiro Takagi	Corporate Auditor

Note: Mr. Kyosuke Moriya and Mr. Norio Igarashi are outside corporate auditors.

6. Employee in charge of the guidance of corporate legal compliance

Name	Title
Toshimasa Sekine	Director in charge of Corporate Administration Dept. and Compliance Dept.

7. Name and Location of Offices

Name	Location
Head Office	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan
Nihombashi Branch	20-7 Nihombashi 1-chome, Chuo-ku, Tokyo, Japan
Sapporo Call Center	1-1 Kitasanjonishi 4-chome, Chuo-ku, Sapporo, Hokkaido, Japan

8. Business of the Company

(1) Financial Instruments Business (Article 2, Item 8 of the Financial Instruments and Exchange Law)

Translation omitted.

(2) Auxiliary Business (Article 35, Item 1 of the Financial Instruments and Exchange Law)

Translation omitted.

(3) Other Business (Article 35, Items 2 and 4 of the Financial Instruments and Exchange Law)

Translation omitted.

9. Investor Protection Funds of which the Company is a member

The Japan Investor Protection Fund

10. Financial Instruments Dealers' Associations of which the Company is a member

Japan Securities Dealers Association
The Financial Futures Association of Japan

11. Securities Exchanges of which the Company is a member

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, Sapporo Securities Exchange and Jasdaq Securities Exchange.

II. Matters concerning Status of Business

1. Outline of Business for the Year Ended March 31, 2008

(1) Process and Results of Operations

Translation omitted.

(2) System Investment and Financing

Translation omitted.

(3) Matters to be Dealt with by the Company

Translation omitted.

2. Data concerning Status of Business

(1) Development of Operating Results, etc.

(Millions of Yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2008
Common stock	11,750	11,922	11,942
Shares outstanding	268,281 thousands of shares	269,183 thousands of shares	269,254 thousands of shares
Operating revenue	57,072	43,691	39,915
(Commissions)	42,477	26,936	24,521
((Brokerage))	39,182	24,386	22,085
((Underwriting and selling))	164	58	11
((Subscription and distribution))	23	24	2
((Others))	3,108	2,468	2,424
(Net gain (loss) on trading)	(244)	(73)	9
((Stocks and others))	(253)	(82)	(0)
((Bonds and others))	—	—	—
((Others))	9	9	9
(Interest and dividend income)	14,839	16,828	15,384
Net operating revenues	54,150	40,708	36,689
Ordinary income	37,052	22,709	20,732
Net income	20,644	13,449	12,771

(2) Status of Securities Business

1. Stock Trading Turnover

(Millions of Yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2008
Proprietary Trading	7,760	15,447	2,630
Brokerage	33,530,002	26,703,655	18,983,033
Total	33,537,762	26,719,102	18,985,663

2. Underwriting and Selling, Subscription and Distribution, and Private Offering

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private Offering
Year ended March 31, 2006						
	Stocks	4,042	4,042	987	0	–
	Government Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	2,486	–	–
Year ended March 31, 2007						
	Stocks	1,504	1,504	1,047	500	–
	Government Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	3,431	–	–
Year ended March 31, 2008						
	Stocks	379	379	117	–	–
	Government Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	4,036	–	–

(3) Status of Other Business

Types of Business	Sales and Brokerage Volume		
	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2008
Insurance soliciting	Commissions 0 million yen	Commissions 0 million yen	None
Advertisement agency	Commissions 28 million yen	Commissions 28 million yen	Commissions 19million yen
Loan business	Interest Income 9 million yen	Interest Income 8 million yen	Interest Income 9 million yen

(4) Status of Capital Adequacy Ratio

(Millions of Yen)

	As of March 31, 2006	As of March 31, 2007	As of March 31, 2008
Capital Adequacy Ratio (A／B)	346.0%	432.9%	707.1%
Equity capital after deduction (A)	58,616	66,432	67,984
Risk (B)	16,938	15,343	9,614
Market risk	185	186	3
Counterparty risk	12,945	10,363	5,252
Basic risk	3,807	4,793	4,357

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital. Values are rounded down to the nearest million yen.

(5) Number of Employees and Holders of Certificate of Commission Salesperson

Item	As of March 31, 2006	As of March 31, 2007	As of March 31, 2008
Employees	275	360	315
(Certified Commission Salesperson)	122	256	208
(Certified Commission Salesperson: Financial Futures)	110	230	181

Notice to readers:

The accompanying financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

※This notice is not included in the original document.

III. Status of Properties

1. Financial Status

(1) Balance Sheets

Item	Note	March 31, 2007			March 31, 2008		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			15,914			22,738	
Cash segregated as deposits			268,026			208,012	
Cash in trust			75,700			41,503	
Trading assets			1			3,059	
Trading securities and others		1			—		
Derivatives		—			3,059		
Net receivables arising from pre-settlement date trades			174			1	
Margin account assets:			433,446			207,232	
Loans receivable from customers		430,420			203,823		
Cash deposited as collateral for securities borrowed from securities finance companies		3,026			3,408		
Receivables on collateralized securities transactions:			1,508			708	
Cash deposited as collateral for securities borrowed		1,508			708		
Receivables from customers and others			34			65	
Receivables from customers		34			65		
Others:		0			0		
Short-term guarantee deposits			28,436			15,349	
Advances paid			0			1	
Prepaid expenses			182			163	
Accounts receivable			11			0	
Accrued income			5,564			4,260	
Deferred income taxes			503			523	
Others			2,608			2,553	
Allowance for doubtful accounts			(281)			(279)	
Total current assets			831,825	99.1		505,888	98.6
II Fixed assets							
1 Tangible fixed assets			758	0.1		684	0.1
Buildings	※1	336			316		
Equipment and instruments	※1	231			177		
Land		191			191		
2 Intangible assets			2,949	0.3		3,291	0.6
Software		2,926			3,274		
Telephone subscription rights		9			8		
Others		14			8		
3 Investments and others			3,882	0.5		3,433	0.7
Investment securities		1,882			343		
Shares of affiliated companies		450			450		
Investment in partnership		3			2		
Long-term loans receivable		205			211		
Long-term guarantee deposits		264			288		
Long-term prepaid expenses		7			3		
Deferred income taxes		1,203			2,099		
Others		496			1,241		
Allowance for doubtful accounts		(628)			(1,204)		
Total fixed assets			7,588	0.9		7,407	1.4
Total assets			839,414	100.0		513,296	100.0

Item	Note	March 31, 2007			March 31, 2008		
		Millions of Yen		%	Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading liabilities:			—			175	
Derivatives		—			175		
Margin account liabilities:			79,476			29,720	
Loans from securities finance companies	※2	47,081			5,679		
Proceeds of securities sold on customers' account		32,396			24,041		
Payables on collateralized securities transactions:			86,038			22,278	
Cash deposits as collateral for securities loaned		86,038			22,278		
Deposits received:			146,841			119,965	
Deposits received from customers		144,132			119,328		
Others		2,709			637		
Guarantee money received			171,506			128,036	
Suspense account for undelivered securities			—			16	
Short-term borrowings			157,093			36,050	
Commercial paper			1,000			—	
Bonds due within one year			—			20,000	
Deferred revenue			78			61	
Accounts payable			125			447	
Accrued expenses			2,080			1,926	
Accrued income taxes			4,917			4,759	
Accrued bonuses			82			136	
Others			0			—	
Total current liabilities			649,236	77.3		363,568	70.8
II Long-term liabilities							
Bonds			40,000			20,000	
Convertible bonds			39,800			39,800	
Long-term borrowings			31,550			5,000	
Reserve for retirement bonuses for directors and auditors			206			206	
Total long-term liabilities			111,556	13.3		65,006	12.7
III Statutory reserves							
Reserve for securities transactions	※4		3,399			3,746	
Total statutory reserves			3,399	0.4		3,746	0.7
Total liabilities			764,192	91.0		432,320	84.2

Item	Note	March 31, 2007 Millions of Yen		%	March 31, 2008 Millions of Yen		%
(Net assets)							
I Shareholders' equity							
1 Common stock			11,922	1.4		11,942	2.3
2 Capital surplus							
(1) Additional paid-in capital		9,770			9,790		
Total capital surplus			9,770	1.2		9,790	1.9
3 Earned surplus							
(1) Earned surplus reserves		159			159		
(2) Other earned surplus							
Special purpose reserves		4,250			4,250		
Earned surplus carried forward		48,279			54,860		
Total earned surplus			52,688	6.3		59,268	11.6
4 Treasury stock			(22)	(0.0)		(22)	(0.0)
Total shareholders' equity			74,357	8.9		80,977	15.8
II Valuation and translation adjustments							
1 Net unrealized gain (loss) on investment securities, net of taxes			865			(2)	
Total valuation and translation adjustments			865	0.1		(2)	(0.0)
Total net assets			75,222	9.0		80,975	15.8
Total liabilities and net assets			839,414	100.0		513,296	100.0

(2)Statements of Income

Item	Note	Year ended March 31, 2007 Millions of Yen		%	Year ended March 31, 2008 Millions of Yen		%
I Operating revenues							
Commissions			26,936			24,521	
Brokerage commissions		24,386			22,085		
Underwriting and selling commissions		58			11		
Subscription and distribution commissions		24			2		
Others		2,468			2,424		
Net gain (loss) on trading	※1		(73)			9	
Interest and dividend income	※2		16,828			15,384	
Total operating revenues			43,691	100.0		39,915	100.0
II Interest expenses	※3		2,984			3,226	
Net Operating revenues			40,708	93.2		36,689	91.9
III Selling, general and administrative expenses							
Transaction related expenses	※4	5,182			4,601		
Employees' compensation and benefits	※5	1,994			2,166		
Occupancy and rental	※6	428			459		
Data processing and office supplies	※7	8,848			6,752		
Depreciation		1,248			1,072		
Duties and taxes other than income taxes	※8	280			239		
Provision of allowance for doubtful accounts		-			586		
Others	※9	185			160		
Total selling, general and administrative expenses			18,163	41.6		16,035	40.2
Operating income			22,544	51.6		20,654	51.7
IV Non-operating income							
Compensation income for damages		96			7		
Dividend income		63			59		
Others		30			22		
Total non-operating income			189	0.4		88	0.2
V Non-operating expenses							
Commissions on syndicated loans		4			3		
Others		20			6		
Total non-operating expenses			24	0.0		9	0.0
Ordinary income			22,709	52.0		20,732	51.9

Item	Note	Year ended March 31, 2007 Millions of Yen		%	Year ended March 31, 2008 Millions of Yen		%
VI Special profits							
Gain on sales of investment securities		332			1,110		
Reversal of allowance for doubtful accounts		200			—		
Total special profits			532	1.2		1,110	2.8
VII Special losses							
Loss on sales and disposals of property and equipment	※10	7			0		
Provision for statutory reserves		604			346		
Devaluation loss on telephone subscription rights		0			0		
Devaluation loss on investment securities		51			1		
Others		–			0		
Total special losses			662	1.5		348	0.8
Income before income taxes			22,579	51.7		21,494	53.9
Income taxes - current		8,720			9,045		
Income taxes - deferred		410	9,130	20.9	(321)	8,723	21.9
Net income			13,449	30.8		12,771	32.0

(3)Statements of Changes in Net Assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current term									
Issuance of new shares	172	172	172						344
Dividends from capital and earned surplus						(6,194)	(6,194)		(6,194)
Net income						13,449	13,449		13,449
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	172	172	172	—	—	7,255	7,255	(0)	7,598
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,581
Changes in the current term			
Issuance of new shares			344
Dividends from capital and earned surplus			(6,194)
Net income			13,449
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes in the current term	43	43	7,641
Balance as of March 31, 2007	865	865	75,222

(Year ended March 31, 2008) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357
Changes in the current term									
Issuance of new shares	20	20	20						40
Dividends from capital and earned surplus						(6,190)	(6,190)		(6,190)
Net income						12,771	12,771		12,771
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	20	20	20	—	—	6,581	6,581	(0)	6,620
Balance as of March 31, 2008	11,942	9,790	9,790	159	4,250	54,860	59,268	(22)	80,977

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2007	865	865	75,222
Changes in the current term			
Issuance of new shares			40
Dividends from capital and earned surplus			(6,190)
Net income			12,771
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(867)	(867)	(867)
Total changes in the current term	(867)	(867)	5,753
Balance as of March 31, 2008	(2)	(2)	80,975

Significant Accounting Policies for the Financial Statements

	Year ended March 31, 2007	Year ended March 31, 2008
1. Valuation of Significant Assets	(1) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value. (2) Securities not classified as trading assets: Shares of affiliate companies: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted: Other securities not publicly quoted are stated at cost determined on the moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest. Derivatives: Derivatives are carried at fair value.	(1) Securities and derivatives classified as trading assets: Same as the left column. (2) Securities not classified as trading assets: Shares of affiliate companies: Same as the left column. Other securities, such as available-for-sale securities, whose fair values Same as the left column. Other securities not publicly quoted: Same as the left column.

	Year ended March 31, 2007	Year ended March 31, 2008
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies the straight-line method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.	(1) Tangible fixed assets Same as the left column. (Changes in accounting policies) In accordance with revision of the Corporate Tax Law (the Law amending Income Tax Law (Law No.6, March 30, 2007) and the Government Ordinance amending Implementation Ordinance of Corporate Tax Law (Government Ordinance No.83, March 30, 2007)), the Company has changed its depreciation method of tangible fixed assets acquired on or after April 1, 2007 to the method based on the revised Corporate Tax Law. The effect of this change on the financial statements is immaterial. (Additional information) The Company has applied new depreciation method for the assets acquired on or before March 31, 2007. Under the new depreciation method, the assets acquired on or before March 31, 2007 are depreciated using the straight-line method for the following five years after the fiscal year when they have been depreciated to their depreciation limits that were defined under the old method. The effect of this change on the financial statements is immaterial.
	(2) Intangible assets The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).	(2) Intangible assets Same as the left column

	Year ended March 31, 2007	Year ended March 31, 2008
3. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law.
4. Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.
5.Hedge accounting	(1) Hedge accounting method The Company is eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.
6. Other material items	Consumption taxes National and local consumption taxes are separately recorded.	Consumption taxes Same as the left column.

Significant Accounting Policies for the Financial Statements

Year ended March 31, 2007	Year ended March 31, 2008
The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,222 million yen. Financial statements are presented according to the revision of "Regulations of Financial Statements".	―――――

Notes to Financial Statements

Notes to Balance Sheet

As of March 31, 2007	As of March 31, 2008
※1 Accumulated depreciation deducted from tangible fixed assets is as follows.	※1 Accumulated depreciation deducted from tangible fixed assets is as follows.

As of March 31, 2007

	(Millions of Yen)
Buildings	123
Equipment and instruments	284
Total	407

As of March 31, 2008

	(Millions of Yen)
Buildings	144
Equipment and instruments	344
Total	487

As of March 31, 2007	As of March 31, 2008
※ 2 Assets collateralized: None of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.	※ 2 Assets collateralized: None of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,256 million yen are collateralized for the loans from securities finance companies. 9,199 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.
3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):	3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):

(1) Securities deposited (Millions of Yen)	As of March 31, 2007	As of March 31, 2008
①Securities lent for customers' short positions in margin trading	35,395	24,502
②Collateralized securities for loans from securities finance companies	46,794	5,513
③Securities loaned out in securities loaned vs. cash transactions	97,453	29,610
④Long-term guarantee securities deposited	3,991	6,391
⑤Securities pledged as collateral for short-term guarantee	5,694	9,010

(2) Securities received (Millions of Yen)	As of March 31, 2007	As of March 31, 2008
①Securities received for customers' long positions in margin trading	395,534	157,640
②Securities borrowed from securities finance companies	3,087	3,407
③Securities received in securities borrowed vs. cash transactions	1,423	678
④Guarantee securities received from customers	434,479	274,464
⑤Securities received from customers as collateral for short-term guarantee	2,594	2,529

As of March 31, 2007	As of March 31, 2008
※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.	※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law.

Notes to Statement of Income

Year ended March 31, 2007		Year ended March 31, 2008	
※1 Breakdown of net gain on trading		※1 Breakdown of net gain on trading	
	(Millions of Yen)		(Millions of Yen)
Stocks	(82)	Stocks	(0)
Bonds	9	Bonds	9
Total	(73)	Total	(9)
※2 Breakdown of interest and dividend income		※2 Breakdown of interest and dividend income	
	(Millions of Yen)		(Millions of Yen)
Interest on margin trading	14,666	Interest on margin trading	12,805
Interest received for the securities lending	1,305	Interest received for the securities lending	813
Others	857	Others	1,766
Total	16,828	Total	15,384
※3 Breakdown of interest expense		※3 Breakdown of interest expense	
	(Millions of Yen)		(Millions of Yen)
Interest expense on margin trading	983	Interest expense on margin trading	840
Interest paid for the borrowings from finance companies on margin trading	311	Interest paid for the borrowings from finance companies on margin trading	276
Interest paid	1,469	Interest paid	1,845
Others	221	Others	265
Total	2,984	Total	3,226
※4 Breakdown of transaction related expenses		※4 Breakdown of transaction related expenses	
	(Millions of Yen)		(Millions of Yen)
Commissions paid	747	Commissions paid	693
Membership fees for stock exchanges and securities associations	1,244	Membership fees for stock exchanges and securities associations	1,059
Communications expenses	2,248	Communications expenses	2,228
Travel and transportation expenses	13	Travel and transportation expenses	10
Advertisements	920	Advertisements	602
Entertainment and social Expenses	10	Entertainment and social Expenses	9
Total	5,182	Total	4,601
※5 Breakdown of employees' compensation and benefits		※5 Breakdown of employees' compensation and benefits	
	(Millions of Yen)		(Millions of Yen)
Directors' and auditors' compensation	329	Directors' and auditors' compensation	282
Employees' compensation	715	Employees' compensation	670
Other compensation	697	Other compensation	908
Welfare expenses	172	Welfare expenses	170
Provision of allowance for employees' bonuses	81	Provision of allowance for employees' bonuses81	136
Total	1,994	Total	2,166
※6 Breakdown of occupancy and rental		※6 Breakdown of occupancy and rental	
	(Millions of Yen)		(Millions of Yen)
Occupancy and rental fee	317	Occupancy and rental fee	346
Equipment and instruments expenses	111	Equipment and instruments expenses	114
Total	428	Total	459

Year ended March 31, 2007	Year ended March 31, 2008

※7 Breakdown of data processing and office supplies

	Year ended March 31, 2007 (Millions of Yen)	Year ended March 31, 2008 (Millions of Yen)
Data processing and outsourcing cost of operations	8,836	6,745
Office supplies	12	7
Total	8,848	6,752

※8 Breakdown of duties and taxes other than income taxes

	Year ended March 31, 2007 (Millions of Yen)	Year ended March 31, 2008 (Millions of Yen)
Property taxes and automobile taxes	8	8
Official fees	88	48
Consumption tax	26	23
Enterprise tax (reduction on VAT and capital levy)	152	155
Others	6	5
Total	280	239

※9 Breakdown of Others

	Year ended March 31, 2007 (Millions of Yen)	Year ended March 31, 2008 (Millions of Yen)
Printing cost	10	6
Water, lighting and heating	27	33
Library expenses	4	4
Training	5	3
Employee recruitment costs	6	9
Sales Promotions	74	39
Miscellaneous	59	67
Total	185	160

※10 Breakdown of loss on sales and disposals of property and equipment

	Year ended March 31, 2007 (Millions of Yen)	Year ended March 31, 2008 (Millions of Yen)
Loss on disposals		
Equipment and instruments	0	0
Software	7	
Total	7	0
Loss on sales		
Equipment and instruments	0	―
Total	0	

Notes to Statements of Changes in Net Assets

(Year ended March 31, 2007)

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Outstanding shares				
Common stock	268,281,485	901,017	–	269,182,502
Total	268,281,485	901,017	–	269,182,502
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(2) Dividends for which effective date is in the year ending March 31, 2008

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(Year ended March 31, 2008)

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2007	Number of shares increased in the year ended March 31, 2008	Number of shares decreased in the year ended March 31, 2008	Number of shares as of March 31, 2008
Outstanding shares				
Common stock	269,182,502	71,400	–	269,253,902
Total	269,182,502	71,400	–	269,253,902
Treasury stock				
Common stock	31,836	302	–	32,138
Total	31,836	302	–	32,138

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(3) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(4) Dividends for which effective date is in the year ending March 31, 2009

Date of resolution	Ordinary General Meeting of Shareholders held on June 22, 2008
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	9,423 million yen
Dividends per share	35.00 yen
Date of record for dividends	March 31, 2008
Effective date	June 23, 2008

2. Major Sources of Borrowings and Amounts thereof

(Millions of Yen)

Lenders	Types of borrowings	Outstanding balance as of March 31, 2007	Outstanding balance as of March 31, 2008
The Bank of Tokyo-Mitsubishi UFJ, Limited	Short-term borrowings Long-term borrowings	25,000 1,770	– 450
Sumitomo Mitsui Banking Corporation	Short-term borrowings Long-term borrowings	22,000 73	5,000 –
Resona Bank, Limited	Short-term borrowings	15,000	–
The Norinchukin Bank	Short-term borrowings	15,000	–
Mizuho Corporate Bank, Limited	Short-term borrowings	10,000	–
The Sumitomo Trust & Banking Co., Limited	Short-term borrowings	10,000	–
The Chuo Mitsui Trust and Banking Company, Limited	Short-term borrowings	10,000	–
The Hachijuni Bank, Limited	Long-term borrowings	–	4,000
Taiyo Life Insurance Company	Long-term borrowings	–	1,000
Syndicated Loan	Long-term borrowings	33,000	30,000
Japan Securities Finance Co., Ltd	Loans from securities finance companies	42,745	4,405
Osaka Securities Finance Co., Ltd.	Loans from securities finance companies	3,731	1,174

Note: Syndicated loan is financed by the coordination of 32 financial institutions arranged by Mizuho Corporate Bank. Mizuho Corporate Bank also functions as the agent for this loan.

3. Status of Securities held by the Company

Non-trading assets and liabilities

① "Other securities" whose market value is available

(Millions of Yen)

		As of March 31, 2007			As of March 31, 2008		
		Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Those whose book value exceeds acquisition cost	(1) Stocks	103	1,549	1,447	0	1	1
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	103	1,549	1,447	0	1	1
Those whose book value does not exceed acquisition cost	(1) Stocks	—	—	—	36	24	(12)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	—	—	—	36	24	(12)
Total		103	1,549	1,447	36	24	(11)

② Major securities which are not evaluated by market value

(Millions of Yen)

	As of March 31, 2007	As of March 31, 2008
	Book value	Book value
"Other securities" which are not listed on securities exchanges	333	317

Note: Securities which are not listed on securities exchanges include investment in investment funds.

4. Status of Securities Derivative Transactions

	As of March 31, 2007			As of March 31, 2008		
	Contract Value (Millions of Yen)	Fair Value (Millions of Yen)	Unrealized gain or loss (Millions of Yen)	Contract Value (Millions of Yen)	Fair Value (Millions of Yen)	Unrealized gain or loss (Millions of Yen)
Foreign exchange forward contracts	2	(0)	(0)	—	—	—

Note:

1. The fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of future net cash flows.
2. Excludes hedged items

5. Audit of the Financial Statements by Audit Corporations

The financial statements of the Company for the fiscal year ended March 31, 2007 were audited by PricewaterhouseCoopers Aarata pursuant to Article 436-2-1 of the Corporation Law and Article 193-2 of the Securities and Exchange Law.

The financial statements of the Company for the fiscal year ended March 31, 2008 were audited by PricewaterhouseCoopers Aarata pursuant to Article 436-2-1 of the Corporation Law and Article 193-2 -1of the Financial Instruments and Exchange Law.

IV. Status of Management System

1. Outline of Internal Management

Translation omitted.

2. Status of Custody to be Managed Separately from the Company's Assets based on Article 43 item 2 of the Financial Instruments and Exchange Law

(1) Trusted money segregated for customers as fiduciary assets

(Millions of Yen)

Item	As of March 31, 2008
Required amount of money to be segregated for customers as fiduciary assets calculated on the latest reference date	201,966
Trusted money segregated for customers as fiduciary assets	208,000
Required amount of money to be segregated for customers as fiduciary assets calculated at the end of period	201,089

(2) Safekeeping of Securities

① Customers' securities in custody

	Domestic Securities	Overseas Securities
Stocks	1,472,553 thousand shares	522,569 thousand shares
Bonds	— million yen	— million yen
Beneficiary certificates	2 million units	3,841 million units
Others (warrant)	— million warrants	258 million warrants

② Securities borrowed and deposited from customers

Stocks	580,190 thousand shares
Bonds	— million yen
Beneficiary certificates	1 million units
Others	—

③ Safekeeping practices

Translation omitted.

3. Status of Management to be Managed Separately from the Company's Assets based on Article 43 item 3 of the Financial Instruments and Exchange Law

(Millions of Yen)

	Method of Management	As of March 31, 2008	As of March 31, 2007	Detail
Cash and equivalents	Cash in trust	14,000	13,500	JSF Trust and Banking Co., Ltd
	—	—	—	—
Securities and others	—	—	—	—
	—	—	—	—
	—	—	—	—

V. Status of Consolidated Subsidiaries of the Company, etc.

1. Business Group

The Company invests on the 100% share of Matsui Real Estate Co., Ltd.

2. Trade Name, Location, Shareholders' Equity and Description of Business of Subsidiaries and Affiliates of the Company

Trade name	Location	Common stock	Business involved	Voting rights held by the Company and its subsidiaries	The percentage share of voting rights owned by the Company
Matsui Real Estate Co., Ltd.	20-7, Nihombashi 1-chome, Chuo-ku, Tokyo, Tokyo	100 million yen	Administration and rental of real estate	9,000	100.0%

END